# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMROCK ROYALTY TRUST, CIK 0001724009
CUSIP: 714254109
Title of class of securities: Trust Units representing Beneficial Interests
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 Oak Lawn Ave., Suite 1720, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001104659-18-033019
Filed by CIK 0001719890
Persons authorized to receive notices and communications: Marshall Eves, 3300 N. A Street, Bldg. 7, Midland, Texas (TX), 79705, (432) 253-7074; Stephen W. Grant, Jr., Haynes and Boone, LLP, 1221 McKinney Street, Suite 4000, Houston, Texas (TX), 77010, (713) 547-2000

## Reporting persons
- Boaz Energy II, LLC (CIK 0001719890): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage of class calculated based on 12,165,732 total outstanding trust units representing beneficial interests (the Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the SEC) on March 28, 2025.
- Marshall Eves (CIK 0001844137): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,800; sole dispositive power 0; shared dispositive power 8,800; aggregate amount beneficially owned 8,800 (0.1% of the class)
  Comment: As further described in Item 5, Marshall Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Karan Eves.
  
  Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 28, 2025.
- Karan Eves (CIK 0001844114): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,800; sole dispositive power 0; shared dispositive power 8,800; aggregate amount beneficially owned 8,800 (0.1% of the class)
  Comment: As further described in Item 5, Karan Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Marshall Eves.
  
  Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of March 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Trust Units representing Beneficial Interests
Name of issuer: PERMROCK ROYALTY TRUST
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 Oak Lawn Ave., Suite 1720, Dallas, Texas (TX), 75219
Comment:
Explanatory Note

The Reporting Persons named in Item 2 are hereby jointly filing this Amendment No. 10 to Schedule 13D (this Amendment No. 10) to report that on March 31, 2025, pursuant to the terms of the previously announced Purchase and Sale Agreement, dated January 10, 2025 (the Purchase and Sale Agreement), by and among Boaz Energy II, LLC (Boaz Energy), Boaz Energy II Royalty, LLC, a wholly-owned subsidiary of Boaz Energy (Boaz Royalty and, together with, Boaz Energy, the Seller), and T2S Permian Acquisition II LLC (the Buyer), the Seller sold to the Buyer the 4,884,861 Trust Units held by Boaz Energy (the Subject Trust Units). As a result, this Amendment No. 10 is being filed to disclose that each of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding Trust Units of the Issuer. This Amendment No. 10 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment No. 10 amends the information provided in the Statement on Schedule 13D filed on May 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2021, Amendment No. 2 to Schedule 13D filed on June 28, 2022, Amendment No. 3 to Schedule 13D filed on November 16, 2022, Amendment No. 4 to Schedule 13D filed on December 21, 2022, Amendment No. 5 to Schedule 13D filed on January 27, 2023, Amendment No. 6 to Schedule 13D filed on February 22, 2023, Amendment No. 7 to Schedule 13D filed on July 31, 2023, Amendment No. 8 to Schedule 13D filed on December 6, 2023 and Amendment No. 9 to Schedule 13D filed on January 14, 2025 (as amended prior to and as of January 14, 2025, the Schedule 13D). This Schedule 13D Amendment No. 10 amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Schedule 13D Amendment No. 10, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 10 are incorporated by reference into the response to each other item, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 31, 2025, pursuant to the terms of the previously announced Purchase and Sale Agreement, the Seller Sold to the Buyer the Subject Trust Units as well as certain other oil and gas properties held by the Seller (the Sale). On March 31, 2025 and prior to the closing of the Sale, the Buyer assigned its rights to acquire the Subject Trust Units under the Purchase and Sale Agreement to Ustx LLC, a wholly owned subsidiary of the Buyer. As a result of the Sale, Boaz Energy no longer beneficially owns any Trust Units; however, each of Marshall Eves and Karan Eves continue to directly own 4,400 Trust Units. In addition, in connection with the Sale, Boaz Energy transferred its rights under that certain Registration Rights Agreement, dated May 4, 2018, by and between Boaz Energy and the Issuer, to the Buyer.

The foregoing summary of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Purchase and Sale Agreement, a copy of which is filed as Exhibit A to Amendment No. 9 to Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of this Schedule 13D are hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b)(i) As a result of the Sale, Boaz Energy owns 0.00% of the issued and outstanding Trust Units.

(ii) Each of Marshall Eves and Karan Eves directly owns 4,400 Trust Units. By virtue of being married, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units directly held by the other.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Sale, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Trust Units on March 31, 2025 and, accordingly, this Amendment No. 10 constitutes an exit filing for each of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

All of the information set forth in Item 4 is hereby incorporated herein by reference to this Item 6.

## Signatures
- Boaz Energy II, LLC: /s/ Marshall Eves, Chief Executive Officer (04/01/2025)
- Marshall Eves: /s/ Marshall Eves, Marshall Eves (04/01/2025)
- Karan Eves: /s/ Karan Eves, Karan Eves (04/01/2025)